PharmD Live

Software Technology Minority Owned Female Founder Healthcare

We provide Medicare Seniors 24/7 pharmacist access for medication management

PHARMDLIVE.COM WASHINGTON DISTRICT OF COLUMBIA





Our Founder is a Geriatric Pharmacist who witnessed countless numbers of preventable medication-related problems, including death, especially in elderly patients with multiple chronic conditions. When Medicare began funding CCM in 2015 , she was inspired to create a solution built around the training and experience of Pharmacists.

Cynthia Chioma NWAUBANI Chief Executive Officer @ PharmD Live

Why you may want to support us...

1. Telehealth service focused on medication risk and disease management of the chronically ill patient.
2. Ready to market solution with high growth and potential.
3. $40B in Medicare funding approved to pay for this service - of which only 1.5% was accessed in 2019.
4. The COVID-19 pandemic has proven Telehealth solutions to be the future of healthcare delivery.
5. Patent-pending technology platform for predictive medication side-effect profiling.
6. Our CCM service provides physicians with revenue opportunities and increased CMS incentive payouts .
7. Strong, entrepreneurial leadership team with more than 200 years combined of healthcare experience.
8. We partner with medical practices to provide turnkey telehealth service to patients.

Why investors ❤ us

WE'VE RAISED $11,200 SINCE OUR FOUNDING



As our population ages and healthcare becomes increasingly reliant on tech & data, PharmD Live provides a solution that saves lives, prevents adverse effects and improves quality of life. This unique company is led by a vision of helping patients with chronic conditions or on a number of medications monitor the access, effectiveness, dosage and side effects through the guidance of a pharmacist to have better outcomes to their medicinal regiment. PharmD Live is an extension of and additional resource in prescribed care plans that provides real time data to busiest physicians and specialists on where there patients stand in their treatment. Through my

... read more

Ellery P Plowman Founder, elleco

LEAD INVESTOR | INVESTING $1,500 THIS ROUND



I have worked in every sector of Healthcare in the US as CEO and CMO at a private hospital, as Chair of a General Hospital Department , as CMO at CIGNA and Optum, as CMO of CatalystRx, in digital transformation and innovation at UST-global , for several start-ups and for MCG the guideline company. During that time I have come to recognize what separates a succesful entrepreneur from an unsuccessful. Cynthia Chioma has all the best qualities to make PharmDLive a major success. Without douby you have to be excellent at your core business. You have to know your area and the capacities that will allow you to differentiate your success by a level of sustained reproducible quality and an... read more

David Whitehouse



Cynthia and the team at PharmD Live are meeting an urgent societal need that saves costs, saves patients' lives, and tackles the coronavirus pandemic! PharmD Live has a great track record, and as I learned about the vision, mission, values, and the partnerships that have been developed with other entities in the healthcare IT industry, I knew I wanted to be involved.Having 24-7 access to a clinical pharmacist for all medication-related concerns and questions is priceless. As a caregiver to my 77-year-old dad, this solution will be a huge relief for me and my dad.

Charles Mbata

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Our team

AND OUR MAJOR ACCOMPLISHMENTS



Cynthia Chioma NWAUBANI

Chief Executive Officer

Board-Certified Geriatric Pharmacist. Strategic and analytical thinker, strong aptitude for problem-solving. Expert in medication management and chronic care solutions for multiple practices. Expert in value-based population health management



William D Townsend

Chief Financial Officer

William D. "Skip" Townsend is a seasoned executive with proven success leading organizations in the achievement of revenue, profit, and business growth objectives within start-ups, turnarounds and high-growth environments.



Trang Flores

Interim COO and CTO

Grew multiple startups nationally and successful exits with four joint venture health system partnerships with Ascension Health, Tenet Healthcare, Vanguard Health Systems, and SCL Health. Epic Certified . Nominated for Becker's CIO of the Year.

In the news

Working at PharmD Live

I have been working at PharmD Live full-time (More than a year) Pros Innovative minded executive teamGreat cultureKnowledgable clinical team Cons Fast paced virtual environmentGreat StartupLots of tasks

May 28, 2019 @ glassdoor.com

Downloads

PDL investor 7.01.2020 Angel.pdf

The Story of PharmD Live


Dr. Anup Vora, VP Population Health & Innovation
03:35
vimeo

The Problem


Seniors experience significant medication challenges...
Medications are involved in 80% of treatment plans... but 50% of medications are not taken as directed
Nearly 50 million Adverse Drug Events (ADEs) occur from prescription medications each year
ADEs are the 4th leading cause of death in the U.S.
Patients on 7+ medications have an 82% risk of experiencing an ADE
Over 40% of nursing home admissions are associated with medication non-adherence
The U.S. has over $300 billion in unnecessary medical costs each year due to medication non-adherence and ADEs!
PHARMD LIVE


... and funding for a solution is available.
Chronic conditions represent 86% of total healthcare spending in the US.
Medicare has authorized $40 billion in Chronic Care Management funding to address the problem... yet less than 1.5% was spent in 2019.
Time, training, and technology can deter physician practices from providing this additional STRUCTURED service.
PHARMD LIVE

The Solution

We offer a pharmacist-led solution to care management.



***Medications are the cornerstone** of chronic disease management. As **medication experts**, PharmD Live pharmacists are **uniquely qualified** to **optimize chronic disease management** and **improve medication adherence**, while taking into account the **complexities of interactions between medications, disease states, genetics, nutrition**, and other variables such as the social determinants of health.*

- Dr. Cynthia Nwaubani, CEO & Founder of PharmD Live

PHARMD LIVE

Our solutions enhance patient care...

IMPROVES

- Access to healthcare 24/7
- Self-management of health conditions
- Better health outcomes and quality of life
- Engagement with care providers

REDUCES

- Out-of-pocket costs
- Disease state exacerbations
- Medication errors and adverse drug events
- ER visits and hospitalizations

PHARMD LIVE

... while benefiting the physician's practice.

IMPROVES

- Actionable patient information
- Patient engagement, satisfaction, and loyalty
- Patient health and quality of life
- Practice revenue stream
- Quality Payment Program reimbursement (MIPS)
- Access to pharmacists

REDUCES

- Physician and staff workload
- Preventable medication errors and adverse drug events
- Unnecessary hospitalizations
- Healthcare expenditures
- Quality Payment Program penalties

PHARMD LIVE


Our powerful platform is simple to use…
Patient Dashboard 2020
Pharmacist Dashboard 2019
PATIENTS CHART
PHARMD LIVE


PDL Process
from PharmD Live
PharmD Live Process
01
02
03
04
05
00:15
vimeo

We developed a cloud-based software as service solution around medication management for our clinical pharmacists to engage with patients to actively listen and understand their allergies, vaccinations, medications, symptoms, side effects, chronic conditions, alerts, vitals, and create a customized care plan (setting goals, identifying barriers, create custom interventions, and monitor upcoming results).


($ amounts represent cash and hours invested)
PharmD Live History .....Developed and Ready to Market
Concept & Initial Solution Development
2016
1 employee
($850K)
2017
3 employees
($450K)
PharmD Live LLC, Prototype Completed and Provisional Patent
PharmD Live Corp, Formal Patent, CCM App and Market Plan
2018
10 employees
($1,925K)
2019
30 employees
($3,075K)
CCM App, Market Traction, User Acceptance Testing, & First LOI's
Go Live!
2020
46 employees
10
PHARMD LIVE

Investor Q&A

– COLLAPSE ALL

What does your company do?

We partner with physicians, hospitals and health insurance companies to connect high-risk patients with our pharmacists via secure telehealth technology in between their doctor visits to provide Chronic Care Management (CCM). CCM helps prevent dangerous medication-related problems, lower costs and improve the overall life of the patient. Patients and physicians have 24/7 access to our pharmacists for medication related consults via our proprietary telehealth platform.

Where will your company be in 5 years?

The current market is drastically underserved. Last year only 1.5% of the $40B in Medicare funds designated to pay for this service were utilized. With our scalable service we believe we can reach over 600,000 patients by our 5th year and generate a potential of $450 million in revenue (this cannot be guaranteed). With this model, we hope to be an attractive acquisition target by a major US healthcare company or private equity firm, yielding significant return on investment.

Why did you choose this idea?

Our Founder is a Geriatric Pharmacist who witnessed countless numbers of preventable medication-related problems, including death, especially in elderly patients with multiple chronic conditions. When Medicare began funding CCM in 2015 , she was inspired to create a solution built around the training and experience of Pharmacists.

How far along are you? What's your biggest obstacle?

Our service is fully developed and ready to go to market. PharmD Live has spent thousands of man-hours developing a patent-pending software application that enables pharmacists to analyze medication risks and prevent possible adverse effects when counseling chronic care patients.

The pool of Medicare funds to reimburse physician practices that offer CCM did not exist prior to 2105, so educating physicians about it and creating a method to tap into it while serving a significant community need is both our biggest obstacle and opportunity. Physicians and practice management organizations do not realize the revenue potential they are missing by not providing this service at all or to its optimum.

Who competes with you? What do you understand that they don't?

Originally the thought was that existing staff at physician practices would deliver CCM service, however less than 1.5% of eligible Medicare patients received CCM last year. New companies are now entering the picture to provide CCM as an outsourced service. Most all are choosing to use RN's, LPN's, medical assistants, or aides that do not have extensive training in medication therapy and risk management. This means they must consult the physician whose time is already limited.

Pharmacist's providing the CCM consult using a custom software solution can easily communicate with the physician, patient side effects can be minimized and therapeutic substitutions can be optimized for the best care and even provide patient cost savings.

How will you make money?

Our services are paid for by the patient's Medicare insurance on a monthly basis. Medicare has set aside $40 billion to cover Chronic Care Management services.

The annual revenue per Medicare patient is estimated to $1000 annually.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Rapid growth poses two main challenges for the organization. First, establishing a business development pipeline of physician groups, hospital systems, and payers, Secondly, onboarding patients into our systems and getting the patients consent to participate are crucial activities.

When will I be able to cash in my stock?

1. We are an early stage company and have incurred losses since our inception. We expect to incur further losses as we begin to roll out our services and expand our product offerings. Any valuation of the company at this stage is difficult to assess.

2. There is currently no public market for our Common Stock, and a public market for our Common Stock may never develop.

How will your business plan need to adapt as a result of COVID-19?

We are even more perfectly positioned for success because of COVID-19. It is patients with chronic illnesses who are the most vulnerable to this virus and keeping them at their optimum relative health is of utmost importance now more than ever. Patients will now be more open to this sort of remote follow up care.

The majority of the population have chronic conditions (hypertension, diabetes, high cholesterol, etc.) who are avoiding care because of Covid19. We provide convenient care to families nationally 24 hours a day, 7 days a week at the comfort of their own home.

Physician practices need an additional revenue stream to make up for Spring 2020 and this provides them that additional source without additional staffing expense or time on their part.